PRELIMINARY HALF YEAR REPORT ANNOUNCEMENT

Tenon Limited

(Name of Listed Issuer)

For Half Year Ended 31 December 2004

(referred to in this report as the "current half year")

Preliminary half year report on consolidated results (including the results for the previous corresponding half year) in accordance with Listing Rule 10.4.2. This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates and is based on unaudited financial statements.

The Listed Issuer has a formally constituted Audit Committee of the Board of Directors.

		Consolidated Statement Financial Performance		
1	**CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE**	Current half Year $NZ million	Up/(Down) %	Previous corresponding half year $NZ million
1.1	**OPERATING REVENUE**			
	(a) Trading Revenue	353	73.9%	203
	(b) Other Revenue	14	55.6%	9
	(c) Total Operating Revenue	367	73.1%	212
1.2	**OPERATING SURPLUS BEFORE TAXATION**	27	8.0%	25
	(a) Less taxation on operating result	(7)	75.0%	(4)
1.3	**OPERATING SURPLUS AFTER TAX**	20	(4.8%)	21
	(a) Extraordinary Items after Tax [detail in Item 3]			
	(b) Unrealised net change in value of investment properties			
1.4	**NET SURPLUS FOR THE PERIOD**	20	(4.8%)	21
	(a) Net *Surplus (Deficit) attributable to minority interests	(3)		(1)
	NET EARNINGS FROM CONTINUING OPERATIONS	17	(15.0%)	20
	NET EARNINGS FROM DISCONTINUED OPERATIONS		100.0%	(46)
1.5	**NET SURPLUS ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER**	17	165.4%	(26)

Note: Items 1.1 to 1.4(a) above represent Tenon's continuing operations.

		Consolidated Statement of Financial Performance	
2	**DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/ EXPENSES FOR HALF YEAR**	Current half year $NZ million	Previous corresponding half year $NZ million
2.1	**INCLUDED IN CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE**		
	(a) Interest revenue included in Item 1.1(b)	6	1
	(b) Unusual items for separate disclosure (gain/loss) (detail - Item 3)		
	(c) Equity earnings (gain/loss) (detail - Item 16)	4	5
	(d) Interest expense included in Item 1.2 (include all forms of interest, etc)	1	
	(e) Leasing and renting expenses	3	4
	(f) Depreciation	7	7
	(h) Amortisation of goodwill	1	1

		Group - Current Half Year	
3	DISCONTINUED, UNUSUAL (INCLUDING NON RECURRING), AND EXTRAORDINARY ITEMS OF THE GROUP	Operating Revenue	Operating Surplus
	DETAILS AND COMMENTS		
	Prior period amounts have been restated for continuing activities.		
	During 2004 Tenon sold its forest assets for $725 million. The segment previously disclosed as the Forests & Supply segment has been classified as discontinued operations.		
	TOTAL DISCONTINUED ACTIVITIES		
	TOTAL MATERIAL NON RECURRING ITEMS		
	TOTAL EXTRAORDINARY ITEMS		

		Statement of Movements In Equity	
4	STATEMENT OF MOVEMENTS IN EQUITY	Current half year	Previous corresponding half year
4.1	NET (DEFICIT) ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER	17	(26)
	(a) Net Surplus (Deficit) attributable to minority interest	3	1
4.2	OTHER RECOGNISED REVENUE AND EXPENSES		
	(b) Current Translation Differences	(9)	(6)
4.3	TOTAL RECOGNISED REVENUES AND EXPENSES	11	(31)
4.4	OTHER MOVEMENTS		
	(b) Distributions to Owners		
	(c) Other - (Disposal)/Purchase Minority Interest	(19)	6
4.5	EQUITY AT BEGINNING OF HALF YEAR	498	885
4.6	EQUITY AT END OF HALF YEAR	490	860

		Earnings Per Security	
5	EARNINGS PER SECURITY Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share	Current half year	Previous corresponding half year Previous
	(a) Basic EPS - Continuing Operations[1]	6.1	7.2
	Basic EPS - Discontinued Operations[1]		(16.5)
	(b) Diluted EPS (if materially different from (a))	n/a	n/a

(1) Comparative per share data has been restated for the one for two share cancellation following the capital distribution in March 2004.

6	**MATERIAL ACQUISITIONS OF SUBSIDIARIES** (See Note (VII) attached):	
	(a) Name of subsidiary or group of subsidiaries	Tarawera Forest Limited
	(b) Percentage of ownership acquired	Increase from 82% to 100%
	(c) Contribution to consolidated net *Surplus (Deficit) (Item 1.4)[3]	$4 million
	(d) Date from which such contribution has been calculated	

7 MATERIAL DISPOSALS OF SUBSIDIARIES (See Note (VII) attached)

8 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

SEGMENTS

Industry

Refer Attached

Geographical

Refer Attached

(Note (VIII) attached has particular relevance for the preparation	Consolidated Statement of Financial Position		
	At end of current half Year Operating	As shown in last Annual Report Operating	If half yearly as shown in last half yearly report Operating
9 CURRENT ASSETS:			
(a) Cash	214	141	
(b) Trade receivables	70	82	43
(d) Inventories	92	83	71
(e) Other assets, current - Discontinued Operations	10	133	62
TOTAL CURRENT ASSETS	386	439	176
9.1 NON-CURRENT ASSETS			
(b) Investments	26	34	29
(d) Property, plant and equipment	118	116	114
(e) Goodwill	11	12	12
(f) Deferred Taxation Assets	22	22	(3)
(h) Other assets, non current - Discontinued Operations			750
9.2 TOTAL NON-CURRENT ASSETS	177	184	902
9.3 TOTAL ASSETS	563	623	1,078
9.4 CURRENT LIABILITIES			
(a) Trade Creditors	55	73	46
(e) Provisions, current - Taxation	1	1	1
(f) Other liabilities, current - Discontinued Operations	3	17	30
TOTAL CURRENT LIABILITIES	59	91	77
9.5 NON-CURRENT LIABILITIES			
(b) Secured loans	14	34	35
(f) Other liabilities, non-current - Discontinued Operations			106
9.6 TOTAL NON-CURRENT LIABILITIES	14	34	141
9.7 TOTAL LIABILITIES	73	125	218
9.8 NET ASSETS	490	498	860
9.9 SHAREHOLDERS' EQUITY			
9.10 SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	479	470	832
(a) Minority equity interests in subsidiaries	11	28	28
9.11 TOTAL SHAREHOLDERS' EQUITY	490	498	860
(a) Returns on Assets (%) (EBIT divided by Total Assets) - Continuing Operations	4.97%	7.70%	2.32%
(b) Return on Equity (%) (Net Income divided by Shareholders' Equity)	3.47%	-8.43%	-3.02%
(c) Debt to Equity Ratio (%) (Total Liabilities divided by Shareholders' Equity)	14.90%	25.10%	25.35%

		Consolidated Statement of cashflows for half year	
	(See Note (IX) attached)	Current half year	Corresponding half year
10	**CASH FLOWS RELATING TO OPERATING ACTIVITIES**		
(a)	Receipts from customers	362	198
(b)	Interest received	5	1
(c)	Dividends received	4	3
(d)	Payments to suppliers and employees	(360)	(190)
(e)	Interest paid	(1)	(1)
(f)	Income taxes paid	(6)	(2)
	NET OPERATING FLOWS	4	9
	(See Note (IX) attached)		
11	**CASH FLOWS RELATING TO INVESTING ACTIVITIES**		
(c)	Loans repaid by other entities	9	
(d)	Cash paid for purchases of property, plant and equipment	(10)	(5)
(h)	Other cash flows relating to operating activities - Purchase of Subsidiary		(17)
	NET INVESTING CASH FLOWS	(1)	(22)
	(See Note (IX) attached)		
12	**CASH FLOWS RELATED TO FINANCING ACTIVITIES**		
(b)	Borrowings		13
(c)	Repayment of borrowings	(18)	
(d)	Distributions (Capital Return Paid to Shareholders)		
(e)	Other cash flows relating to operating activities - Discontinued Operations	90	(29)
	NET FINANCING CASH FLOWS	72	(16)
	(See Note (IX) attached)		
13	**NET INCREASE (DECREASE IN CASH HELD)**		
(a)	Cash at beginning of half year	141	47
(b)	Exchange rate adjustments to Item 13(a) above	(2)	(2)
(c)	**CASH AT END OF HALF YEAR**	214	16

14 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows:

NIL

15 RECONCILIATION OF CASH

For the purposes of the above Statement of cash flows, cash includes:

	Current half Year $NZ million	Previous Corresponding half year $NZ million
Cash at the end of the half year as shown in the statement of cash flows is reconciled to the related items in the financial statements as follows:		
Deposits at call[(1)]	214	16
Total = Cash at End of Half Year (Item 13(c) above)	214	16

(1) The $16 million for December 2003 is included in Current Asset Discontinued Operations

16 EQUITY ACCOUNTED INVESTMENTS IN ASSOCIATES

Information attributable to the reporting group's share of investments in associates and other material interests is to be disclosed by way of separate note below (refer FRS-38 Accounting for Investments in Associates).

16.1 GROUP SHARE OF RESULTS OF ASSOCIATES

	Equity Earnings	
	Current half year $NZ million	Previous corresponding half year $NZ million
(a) **OPERATING SURPLUS BEFORE TAX**	8	9
(b) Less tax		(1)
(c) **OPERATING SURPLUS AFTER TAX**	8	8
(i) Extraordinary items		
(d) **NET SURPLUS AND EXTRAORDINARY ITEMS AFTER TAX** (1)	8	8

(1) Current half year includes dividend of $4 million (2003: $3 million).

16.2 MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES

(a) The group has a material (from group's viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of Half Year		Contribution to net surplus (Item 1.5)	
Equity Accounted Associates	Current Half Year	Previous Corresponding Half Year	Current Half Year $NZ million	Previous Corresponding Half Year $NZ million
			Equity Accounted in current year	
American Wood Moulding LLC	50.0%	50.0%	4	4
AWM Mexico	50.0%	50.0%		
Zenia House A/S	20.0%	-		
Empire(1)	-	33.0%		1
Other Material Interests			*Not Equity Accounted in current year*	

(1) On 1 November 2003, Tenon increased its stake in The Empire Company from 33% to 67%. Following this increase in ownership the financial results of The Empire Company are fully consolidated and excluded from the related party disclosure.

(b) Investments in Associates

	Current half Year $NZ million	Previous Corresponding half year $NZ million
Carrying value of investments in associates beginning of half year	25	22
Share of changes in associates' post acquisition surpluses/and reserves:		
- Retained surplus	8	8
- Reserves(1)	(3)	(7)
Net goodwill amortisation and impairment adjustments in the period		
Less Dividends received in the period	(4)	(3)

(1) Reserves movement for the current half year represents movement in the currency translation reserve of $3 million (December 2003: currency translation reserve movement $2 million and investment reversal on the consolidation of The Empire company of $5 million).

17 ISSUED AND QUOTED SECURITIES AT END OF CURRENT HALF YEAR

Category of Securities	Number Issued	Number Quoted	Paid-Up Value (If not fully paid)
PREFERENCE SHARES:			
Number of Shares at the beginning of the year	185,901,831	185,901,831	
Cancellation of shares upon Capital Return[1]			
Total at end of year	185,901,831	185,901,831	
ORDINARY SHARES:			
Number of Shares at the beginning of the year	92,950,230	92,950,230	
Cancellation of shares upon Capital Return[1]			
Total at end of year	92,950,230	92,950,230	
CONVERTIBLE NOTES			

18 COMMENTS BY DIRECTORS

If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

(a) Material factors affecting the revenues and expenses of the group for the current half year

Refer press release

(b) Significant trends or events since end of current half year

Refer press release

(c) Changes in accounting policies since last Annual Report to be disclosed

NIL

(d) Critical Accounting Policies - Management believes the following to be critical accounting policies. That is they are both important to the portrayal of the Issuer's financial condition and results, as they require management to make judgments and estimates about matters that they are inherently uncertain

Refer Tenon Limited June 2004 Annual Report

(e) Management's discussion and analysis of financial condition, result and/or operations (optional) - this section should contain forward looking statements that should outline where these involve risk and uncertainty

Refer press release

(f) Other comments

Refer press release

19 DIVIDEND

(a) Dividend Yield as at balance date (%) (Annual dividend per share divided by price per share

N/A

(b) Tax Adjusted Dividend Yield as at balance date (%) (Annual net dividend per share divided by price per share)

N/A

ADDITIONAL INFORMATION	ADDITIONAL INFORMATION	
		Previous
	Current	Corresponding
	half Year	half Year
Income Taxation	half Year	half year
Earnings before Taxation:	27	25
Taxation at 33 cents per dollar	9	8
Adjusted for:		
Permanent Differences	(3)	(4)
Taxation Under/(Over) Provided in the Prior Year		
Rates other than 33 cents	1	
Taxation Expense	7	4

This half year report was approved by resolution of Directors on 11 February 2005

P M Gillard

Director, Corporate & Legal Services.